September 18, 2024

James S. Broucek
Executive Vice President, Chief Financial Officer and Treasurer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

       Re: Citizens Community Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-33003
Dear James S. Broucek:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Other Intangible Assets, page 24

1. We note your disclosure on page 25 that you have monitored events and conditions quarterly since December 31, 2022, and determined that no triggering event had occurred that would require goodwill to be tested for impairment at an interim date. You also disclose that you performed an annual goodwill impairment test and determined that goodwill was not impaired as of December 31, 2023. We further note the Company's market capitalization has remained below its total stockholders equity value for the last eight quarters through June 30, 2024 and your disclosure that the Company has one reporting unit as of December 31, 2023. Please provide us a summary analysis of how you determined that goodwill was not impaired as of your annual testing date, including as part of your response the percentage or amount by which your estimated fair value exceeded carrying value.
 September 18, 2024
Page 2

Balance Sheet Analysis
Loans, page 36

2. We note that, based on tabular disclosure presented on page 36, the combination of your commercial real estate ("CRE") and multi-family real estate loan portfolios comprised approximately 67% of total gross loans as of December 31, 2023. We further note your disclosure on page 76 that commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Please revise future filings to further disaggregate the composition of these loan portfolios to disclose and quantify material geographic and industry concentrations as applicable (e.g., office, retail, and hotel for CRE), as well as owner-occupied/non-owner-occupied, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, and other
       factors to the extent material to an investor   s understanding of these
loan portfolios.
       Additionally, please revise future filings to clarify specific risk management policies, procedures or other actions undertaken by management in response to risks relating to the commercial real estate market.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or William Schroeder at 202-551-3294 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance